UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 1-14365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EL PASO CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the Plan)
(herein referred to as the "Plan")

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EL PASO CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
(herein referred to as the "Company")
1001 Louisiana Street
Houston, Texas 77002

El Paso Corporation
Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

El Paso Corporation Retirement Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Plan Benefits Year ended December 31, 2005	3

Notes to Financial Statements December 31, 2005 and 2004	4-13

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2005	14

Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2005	15

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The El Paso Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the El Paso Corporation Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2006

El Paso Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

(in thousands of dollars)	2005	2004

Assets
Investments (Note 4)	$747,702	$682,128
Receivables
Interest	12	51
Dividends	652	573
Participant contributions	-	1,201
Employer contributions	27	12,790
Total receivables	691	14,615
Total assets	748,393	696,743

Liabilities
Accrued expenses	386	438
Amounts due to others	-	2,281
Total liabilities	386	2,719
Net assets available for plan benefits	$748,007	$694,024

The accompanying notes are an integral part of these financial statements.

El Paso Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

(in thousands of dollars)

Additions
Dividends	$10,844
Interest	8,254
Net appreciation in fair value of investments	46,854
Net investment income	65,952

Contributions
Employer	17,798
Participants	38,839
Total contributions	56,637
Total additions	122,589

Deductions
Benefits paid to participants	67,431
Administrative fees	1,175
Total deductions	68,606
Net increase	53,983

Net assets available for plan benefits
Beginning of period	694,024
End of period	$748,007

The accompanying notes are an integral part of these financial statements.

El Paso Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of Plan

The following description of the El Paso Corporation Retirement Savings Plan (the “Plan”) provides general information about the Plan’s provisions in effect for the plan year ended December 31, 2005. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering employees of El Paso Corporation (the “Company”) and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, and members of any unit covered by a collective bargaining agreement. The Committee for the Retirement Savings Plan (the “Committee”) is responsible for the general administration of the Plan as described in the Plan document. Until September 1, 2005, State Street Bank and Trust Company (“State Street”) was the trustee of the Plan. Effective September 1, 2005, JPMorgan Chase Bank, N.A. (“JPMorgan”) became the trustee of the Plan. Until September 1, 2005, Hewitt Associates was the recordkeeper for the Plan. Effective September 1, 2005, JPMorgan Retirement Plan Services became the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Prior to September 1, 2005, a participant could elect to make basic contributions from 2% to 25% on a before-tax basis and 2% to 15% on an after-tax basis of his or her eligible compensation. Effective September 1, 2005, a participant may elect to make basic contributions from 1% to 50% on a before-tax basis or an after-tax basis of his or her eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching contribution, he or she may make after-tax supplemental contributions to the Plan from 1% to 5% of his or her eligible compensation. Also effective September 1, 2005, individuals who become eligible employees are automatically enrolled into the Plan with basic before-tax contributions of 2% of his or her eligible compensation. Within 30 days of eligibility, the participant can choose to “opt out” or elect an amount other than 2%.

The Company makes matching contributions that are allocated in the same manner as that of the participant's contributions. Until July 1, 2004, the matching contribution was equal to 50% of a participant’s basic contribution up to a maximum level of 6% of eligible compensation. Effective July 1, 2004, the matching contribution was increased to 75% of a participant’s basic contribution up to a maximum level of 6% of eligible compensation.

Effective April 1, 2005, the Plan was amended to allow the Company to make additional matching contributions for any plan year, which may be determined and contributed after the end of such plan year. All determinations required to be made regarding any such additional Company matching contributions are made at the sole discretion of the Company. In 2005, the Company made an additional matching contribution of approximately $12,000,000 for the 2004 plan year.

In addition to the contributions described above, participants may also make the following contributions to the Plan: excess cash under the Company’s Flex Spending Plan, approved rollover contribution of a distribution received or a direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan by participants.

Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions, the participant's share of net earnings or losses of his or her respective elected investment funds under the Plan and charged with an allocation of administrative expenses. Net investment gains and losses in a particular investment fund and administrative expenses are allocated in proportion to the respective participant account balances in that fund.

Effective February 1, 2005, the Plan was amended to limit the amount of company stock that a participant can hold in their account. A participant can invest up to a maximum of 25% of new contributions in the Company Stock Fund, and is limited in the amount he or she can transfer from other investment funds into the Company Stock Fund if the transfer would cause the investment in the Company Stock Fund to exceed 25% of the participant’s total account balance. However, if on February 1, 2005, a participant had more than 25% of their total account balance in the Company Stock Fund, they were not required to sell any of the stock in the Company Stock Fund.

Vesting
A participant’s interest in the balance credited to his or her account is fully vested at all times.

Payment of Benefits
Upon separation from service with the Company, a participant whose account balance exceeds $1,000 may elect to receive either a lump-sum or installment distribution equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period that ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. Effective April 1, 2005, a participant whose account balance does not exceed $1,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Prior to April 1, 2005, immediate lump sum distributions were made to participants whose account balance did not exceed $5,000. Certain withdrawals may also be available to active employees as provided by the Plan.

Effective September 1, 2005, all optional forms of benefit payments are eliminated other than a lump sum and installment payments. Additionally, under certain circumstances, a hardship withdrawal may be taken to pay medical expenses. A participant must exhaust all available loan options prior to requesting a hardship withdrawal.

Participant Loans
To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an IRA Rollover Account under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50% of the total balance in the participant's account, excluding any IRA Rollover Account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. Loan transactions are treated as a transfer from the participant’s account to the Loan Fund. A participant may not have more than two loans outstanding at any point in time. The interest rate on a loan is 1% above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. Interest rates on outstanding participants’ loans ranged from 5% to 10.5% in 2005 and 2004. The repayment period may be from 1 to 5 years on a general loan.  Effective September 1, 2005, a new home loan option with up to a 15 year payback term has been added. There is a one-time $50 loan origination fee per loan. When a participant terminates employment with the Company, the unpaid balance of the participant's loan is deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

Investment Options
Except as described below, a participant can direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds. The diversification of securities within each investment fund is at the discretion of the fund manager with the exception of the Company Stock Fund. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

Stable Value Fund
Invests primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that a reduction in principal will not occur due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of bonds that underlie the contract. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To reduce the risk of the fund, most of the investment contracts are collateralized by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Stable Value Fund. INVESCO Capital Management, Inc. manages the Stable Value Fund.

Fixed Income Fund
Invests in both current income and capital appreciation investments consistent with the preservation of capital. The fund focuses on intermediate maturity fixed-income securities with an average duration ranging between three and six years. Investments are made in fixed-income securities and can include U.S. government and corporate bond securities, mortgages and other asset-backed securities. It may also invest in U.S. dollar and non-U.S. dollar denominated securities of foreign issuers. PIMCO manages the Total Return Fund.

Balanced Fund
Invests in the publicly traded mutual fund known as the Dodge & Cox Balanced Fund managed by Dodge & Cox.

Lifecycle Funds
JPMorgan SmartRetirement 2010 - This fund is a multi-asset fund and is designed for someone who is retiring in or around the year 2010. The fund is conservatively invested in JPMorgan equity (domestic and international), fixed income, money market strategies and real estate and will have moderate price fluctuation. The allocation to different asset classes will change over time and the fund will become increasingly conservative as retirement approaches. JPMorgan Asset Management manages the SmartRetirement Fund.

JPMorgan SmartRetirement 2015 - This fund is a multi-asset fund and is designed for someone who is retiring in or around the year 2015. The fund is conservatively invested in JPMorgan equity (domestic and international), fixed-income and money market strategies with an emphasis on fixed income and cash and will have moderate price fluctuation. The allocation to different asset classes will change over time and the fund will become increasingly conservative as retirement approaches. JPMorgan Asset Management manages the SmartRetirement Fund.

JPMorgan SmartRetirement 2020 - This fund is a multi-asset fund and is designed for someone who is retiring in or around the year 2020. Investors with longer time horizons typically accept higher levels of price fluctuation. The fund is invested with a moderate level of risk in JPMorgan equity (domestic and international), fixed-income and money market strategies and will have a higher level of price fluctuation. The allocation to different asset classes will change over time and the fund will become increasingly conservative as retirement approaches. JPMorgan Asset Management manages the SmartRetirement Fund.

JPMorgan SmartRetirement 2030 - This fund is a multi-asset fund and is designed for someone who is retiring in or around the year 2030. Investors with longer time horizons typically accept higher levels of price fluctuation. The fund is invested with a high level of risk in JPMorgan equity (domestic and international), fixed-income and money market strategies and will have a high level of price fluctuation. The allocation to different asset classes will change over time and the fund will become increasingly conservative as retirement approaches. JPMorgan Asset Management manages the SmartRetirement Fund.

JPMorgan SmartRetirement 2040 - This fund is a multi-asset fund and is designed for someone who is retiring in or around the year 2040. Investors with longer time horizons typically accept higher levels of price fluctuation. The fund is invested with a high level of risk in JPMorgan equity (domestic and international), fixed-income and money market strategies and will have a high level of price fluctuation. The allocation to different asset classes will change over time and the fund will become increasingly conservative as retirement approaches. JPMorgan Asset Management manages the SmartRetirement Fund.

These lifecycle funds may contain both participant and nonparticipant directed investments as the result of new hires automatically being enrolled as a participant in the Plan.

Large Capitalization Value Fund
Invests in the publicly traded mutual fund known as the Dodge & Cox Stock Fund managed by Dodge & Cox.

Large Capitalization Core Fund
Invests in an index fund designed to match the performance of the Standard and Poor’s Index by investing primarily in the stock of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Barclays Global Inv S&P 500 Equity Index Fund managed by Barclays Global Investors.

Large Capitalization Growth Fund
Invests in the publicly traded mutual fund known as the American Funds Growth Fund of America - R5 managed by Capital Research and Management Company.

Small Capitalization Equity Fund
Invests in the publicly traded mutual funds known as the Harbor Small Cap Value - Institutional managed by Harbor Capital Advisors, Laudus Rosenberg US Discovery - Institutional managed by Charles Schwab, and the UBS US Small Cap Growth Y managed by UBS Global Asset Management Americas Inc.

International Equity Fund
Invests in the publicly traded mutual fund known as the Templeton Foreign - Advisor Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

Company Stock Fund
Invests primarily in common stock of the Company (NYSE:EP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Company Stock Fund.

2.	Summary of Significant Accounting Policies

Accounting Basis
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the reported changes in net assets available for plan benefits during the reporting period and disclosures related to the Plan. Actual results can differ from those estimates.

Valuation of Investments
For the Plan years ending December 31, 2005 and 2004, the Plan’s investment contracts with financial institutions and insurance companies are reported at contract value, as they are benefit responsive investment contracts. The Stable Value Fund includes certain guaranteed investment contracts which are stated at contract value, which approximates fair value. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

Amounts Due To Others
Amounts due to others reflect the unsettled securities bought at year end.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Dividend and interest income are allocated to participants’ accounts based upon each participant's proportionate share of assets in each investment fund. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities and funds invested in commingled equity or mutual funds.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Administrative expenses include participant recordkeeping and trustee fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

3.	Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position (“FSP”) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans. This FSP is effective for financial statements issued for periods ending after December 15, 2006. The Company intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006.

4.	Investments

Investments representing 5% or more of the Plan’s net assets are as follows:

(in thousands of dollars)	2005		2004

El Paso Corporation common stock, 16,163,204 and 14,593,038 shares, respectively	$196,770		$151,768
Barclays Global Inv S&P 500 Equity Index Fund, 1,272,334 and 1,426,756 shares, respectively	48,327		51,634
Fidelity Magellan Fund, 426,087 shares in 2004	-	*	44,224
Dodge & Cox Stock Fund, 363,833 and 317,771 shares, respectively	49,956		41,380
American Funds Growth Fund of America - R5, 2,918,449 and 1,574,885 shares, respectively	90,200		43,120
Dodge & Cox Balanced Fund, 599,486 and 563,220 shares, respectively	48,777		44,692
INVESCO Stable Value Fund, 226,414,796 and 234,081,677 shares, respectively	226,837		234,082

* The Fidelity Magellan Fund was terminated as a fund option during 2005.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, and gains and losses on investments held during the year) appreciated in value by approximately $46,854,000 as follows:

(in thousands of dollars)

Company stock fund	$28,450
Mutual funds	13,431
Common collective trust funds	4,973
Net appreciation in fair value of investments	$46,854

5.	Nonparticipant-Directed Investments

As described in Note 1, the Lifecycle Funds contain both participant and nonparticipant-directed investments.  Because the participant-directed and nonparticipant-directed amounts cannot be separately determined, all of the Lifecycle Funds are reflected as nonparticipant-directed investments in this footnote.

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

(in thousands of dollars)	2005	2004

Net assets
Lifecycle Funds	$6,440	$-

(in thousands of dollars)	Year Ended December 31, 2005

Changes in net assets	$835
Contributions	6
Dividends	120
Net appreciation	(37)
Benefits to participants	(4)
Administrative fees	5,520
Participant-directed transfers into funds	$6,440

6.	Investment Contracts

The Plan invests in a diversified portfolio of investment contracts as described under the description of the Stable Value Fund in Note 1. The contracts are included in the financial statements at contract value as reported to the Plan by State Street and JPMorgan. On December 31, 2005 and 2004, the average yield for these investment contracts was 4.76% and 4.61%, respectively, while the average crediting interest rate was 4.85% and 4.63%, respectively. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. There is a minimum guarantee on all rate resets of not less than a zero percent-crediting rate under the terms of each contract. There could be withdrawal penalties if the Company were to terminate these contracts. However, since no such termination is being contemplated, withdrawal penalties do not jeopardize the contract value of these contracts.

7.	Concentration of Credit Risk

The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Stable Value Fund held approximately 30% and 34% of the invested assets of the Plan at December 31, 2005 and 2004, respectively. The Company Stock Fund held approximately 26% and 23% of the invested assets of the Plan at December 31, 2005 and 2004, respectively. The Company believes that it offers sufficient investment options to allow participants to avoid any significant concentration of credit risk, although the ultimate control of investment diversification across the funds is up to the individual participant.

8.	Related Party Transactions

During the period January 1, 2005, through August 31, 2005, approximately $59,000,000 and $57,000,000 of assets were purchased and sold, respectively, with State Street in the State Street Directed Account Cash Fund. During this period, approximately 40% and 43% of the Plan's purchase and sale transactions, respectively, were related to these assets. During the period September 1, 2005, through December 31, 2005, approximately $8,000,000 of assets were purchased and sold with JPMorgan US Govt. Money Market Fund. During the period, approximately 2% and 9% of the Plan’s purchase and sale transactions, respectively, were related to these assets. During the period September 1, 2005, through December 31, 2005, approximately $7,000,000 and $548,000 of assets were purchased and sold, respectively, with JPMorgan SmartRetirement Funds. During the period, approximately 2% and 1% of the Plan’s purchase and sale transactions, respectively, were related to these assets. Fees incurred by the Plan for recordkeeping services and Trustee services amounted to $1,000,000 for the year ended December 31, 2005.

9.	Tax Status

The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on June 20, 2003, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter.

At various times during the 2000 through 2004 Plan years, Hewitt Associates, as the recordkeeper, failed to commence payroll deduction loan repayments, or incorrectly suspended payroll deduction loan repayments for certain participants who had taken qualified Plan loans. On May 25, 2005, the Plan Administrator submitted a request for a compliance statement pursuant to the Voluntary Correction Program (“VCP”) procedures of the Employee Plans Compliance Resolution System of the IRS with a proposed correction program for the qualification failure that occurred in the operation of the Plan.

Notwithstanding the VCP filing, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	Plan Termination

The Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan’s assets would be distributed to the participants, as directed by the Committee in accordance with the Plan’s provisions and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

11.	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

(in thousands of dollars)	2005	2004

Net assets available for Plan benefits per the financial statements	$748,007	$694,024
Less: Financial distributions and participant withdrawals that have been processed and approved but not paid by the Plan	871	84
Net assets available for Plan benefits per the Form 5500	$747,136	$693,940

The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to the Form 5500:

(in thousands of dollars)	Year Ended December 31, 2005

Net increase in net assets available for Plan benefits per the financial statements	$53,983
Less: Change in distributions and participant withdrawals that have been processed and approved but not paid by the Plan	787
Net increase in net assets available for Plan benefits per the Form 5500	$53,196

Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles, and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

El Paso Corporation Retirement Savings Plan
EIN: 76-0568816 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,
	lessor, or similar party	rate of interest, collateral, par or maturity value	Cost**	Value

	STABLE VALUE FUND
	Bank of America	Bank of America NT & SA #99-056	$-	$38,451,353
	Bank of America	Bank of America Wrapper	-	264,501
	ING Life Insurance	ING Life & Annuity #60111	-	20,976,087
	ING Life Insurance	ING Wrapper	-	349,880
	IXIS Financial	IXIS Financial #1163-01	-	25,029,663
	IXIS Financial	IXIS Wrapper	-	(312,913)
*	JPMorgan Chase	JPMorgan Chase Bank #401728-MIA	-	40,964,996
*	JPMorgan Chase	JPMorgan Wrapper	-	207,011
*	JPMorgan Chase	JPMorgan Liquidity Cash	-	3,065,462
	Monumental Life Insurance	Monumental Life Insurance MDA-00436TR	-	21,829,675
	Monumental Life Insurance	Monumental Life Insurance Wrapper	-	482,710
	Rabobank Nederland	Rabobank Nederland EPN100201	-	32,767,312
	Rabobank Nederland	Rabobank Nederland Wrapper	-	62,617
*	State Street Bank	State Street Bank #103105	-	36,366,579
*	State Street Bank	State Street Bank Wrapper	-	293,946
	UBS AG	UBS AG #5091 Cash - STIF	-	50,234
	UBS AG	UBS AG US Treasury 2.75% 8/15/2007	-	4,922,641
	UBS AG	UBS AG US Treasury 4.38% 5/15/2007	-	1,004,860
	UBS AG	UBS AG Wrapper	-	60,494
	FIXED INCOME FUND
	Pimco	Pimco Total Return	-	2,898,227
	BALANCED FUND
	Dodge & Cox	Dodge & Cox Balanced	-	48,777,346
	LIFECYCLE FUNDS
*	JPMorgan	JPMorgan SmartRetirement 2010	820,909	835,789
*	JPMorgan	JPMorgan SmartRetirement 2015	1,787,974	1,818,201
*	JPMorgan	JPMorgan SmartRetirement 2020	2,110,492	2,174,160
*	JPMorgan	JPMorgan SmartRetirement 2030	1,247,819	1,273,449
*	JPMorgan	JPMorgan SmartRetirement 2040	351,371	358,449
	LARGE CAPITALIZATION VALUE FUND
	Dodge & Cox	Dodge & Cox Stock	-	49,955,792
	LARGE CAPITALIZATION CORE FUND
	Barclays	Barclays Global Inv S&P 500 Equity Index	-	48,326,588
	LARGE CAPITALIZATION GROWTH FUND
	American Fund	American Funds Growth Fund of America - R5	-	90,199,945
	SMALL CAPITALIZATION EQUITY FUND
	Harbor	Harbor Small Cap Value Institutional	-	4,191,561
	Laudus Rosenberg	Laudus Rosenberg US Discovery - Institutional	-	2,437,653
	UBS	UBS US Small Cap Growth Y	-	22,559,066
	INTERNATIONAL EQUITY FUND
	Templeton	Templeton Foreign - Advisor	-	30,841,092
	COMPANY STOCK FUND
*	Employer Stock	El Paso Company Stock	-	196,770,346
*	JPMorgan	JPMorgan Prime MM	-	171,087
	PARTICIPANT LOANS
*	Participant loans	Loans (Int rates 5% - 10.5%)	-	17,276,006
		Total Assets Held at End of Year	$6,318,565	$747,701,865

*  Parties in interest

** Not required for participant-directed accounts

El Paso Corporation Retirement Savings Plan
EIN: 76-0568816 Plan: 002
Schedule H, Line 4j - Schedule of Reportable Transactions
December 31, 2005

					(h)
					Current Value
(a)	(b)	(c)	(d)	(g)	of Asset on	(i)
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	of Asset	Price	Price	Asset	Date	Or (Loss)

American Fund	Mutual fund	$85,585,297	$-	$85,585,297	$85,585,297	$-
Fidelity Magellan	Mutual fund	-	40,061,439	40,599,676	40,061,439	(538,237)
State Street Bank	Short-term cash	59,187,546	56,762,779	56,762,779	115,950,325	-

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 033-49956, 033-49956-99, 333-26813, 333-26813-99 and 333-127951) of El Paso Corporation of our report dated June 29, 2006, relating to the financial statements of El Paso Corporation Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Houston, Texas
June 29, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

El Paso Corporation Retirement Savings Plan

By:	/s/ John J. Hopper
John J. Hopper
Chairman of the El Paso Corporation Retirement Savings Plan Committee

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.